EXHIBIT 3.2

RESOLVED, that Section 2.02 of Article II of the Bylaws be amended to read as follows:

2.02

Special Meetings.  Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the President, or the Board of Directors.

RESOLVED, that a new Section 2.12 be added to the Bylaws as follows:

2.12.

Advance Notice of Shareholder Nominees and Shareholder Business.

To be properly brought before an annual meeting or special meeting, nominations for the election of directors or other business must be:

(a)

specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors,

(b)

otherwise properly brought before the meeting by or at the direction of the Board of Directors, or

(c)

otherwise properly brought before the meeting by a shareholder.

For such other nominations or other business to be considered properly brought before the meeting by a shareholder, such shareholder must have given timely notice and in proper form of his intent to bring such business before such meeting.  To be timely, such shareholder’s notice must be delivered to or mailed and received by the secretary of the Corporation not less than 90 days prior to the meeting; provided, however, that in the event that less than 100 days notice of prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.  To be in proper form, a shareholder’s notice to the secretary shall set forth:

(i)

the name and address of the shareholder who intends to make the nominations, propose the business, and, as the case may be, the name and address of the person or persons to be nominated or the nature of the business to be proposed;

(ii)

a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or introduced the business specified in the notice;

(iii)

 if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

(iv)

 such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had the nominee been nominated, or intended to be nominated, or the matter been proposed, or intended to be proposed by the Board of Directors; and

(v)

if applicable, the consent of each nominee to serve as director of the Corporation if so elected.

The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

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